EXHIBIT 99.2

February 27, 2003

TO: United States Securities and Exchange Commission

RE: EnCana Corporation (“EnCana”) — Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our reports evaluating a portion of EnCana’s petroleum and natural gas reserves as at December 31, 2002, as described in the Annual Report on Form 40-F of EnCana for the fiscal year ended December 31, 2002 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the inclusion of information derived from our reports.

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”

P. A. Welch, P. Eng.
Executive Vice President